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                 May 2, 2022

       Oren Hershkovitz
       Chief Executive Officer
       Enlivex Therapeutics Ltd.
       14 Einstein Street
       Nes Ziona
       Israel 7403618

                                                        Re: Enlivex
Therapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 29,
2022
                                                            File No. 333-264561

       Dear Mr. Hershkovitz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Bob Grossman